

Received SEC
JUN 23 2011
Washington, DC 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to ___________

Commission File Number 333-13302

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC
P.O. Box 1330
2110 Executive Drive
Salisbury, North Carolina 28145

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels
Belgium

FOOD LION, LLC
PROFIT-SHARING AND
RETIREMENT PLAN

FINANCIAL STATEMENTS

For the fiscal years ended
December 25, 2010 and December 26, 2009

and

Report of
Independent Registered Public Accounting Firm

in

Accordance With
Public Company Accounting Oversight Board


MILLIGAN
& COMPANY, PLLC
Consultants and Certified Public Accountants
Meeting the Toughest Challenges.
Inspiring Confidence. SM

FOOD LION, LLC
PROFIT-SHARING AND RETIREMENT PLAN

For the fiscal years ended December 25, 2010 and December 26, 2009

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


& COMPANY, PLLC

Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence. SM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the
Food Lion, LLC Profit-Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Food Lion, LLC Profit Sharing and Retirement Plan (the "Plan") as of December 25, 2010 and December 26, 2009, and the related statements of changes in net assets available for benefits for the fiscal years ended December 25, 2010 and December 26, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 25, 2010 and December 26, 2009, and the changes in net assets available for benefits for the fiscal years ended December 25, 2010 and December 26, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Milligan and Company PLLC

Raleigh, NC
June 23, 2011

120 Penmarc Drive, Suite 118, Raleigh, NC 27603 - p: 800-540-9114

Pennsylvania p: 215-496-9100 - New Jersey p: 856-964-0049 - Maryland p: 410-732-4626 - Washington, DC p: 202-223-5550

FOOD LION, LLC PROFIT-SHARING AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 25, 2010 and December 26, 2009

Assets:	2010	2009
Plan interest in Food Lion, Inc. Master Trust:		
Participant-directed investments (at fair value)	$ 448,353,993	$ 402,793,128
Participant-directed investments - Stable Value Fund (at fair value)	401,097,803	402,476,143
Wrapper contracts (at fair value)	194,685	562,937
Total plan interest in Food Lion, Inc. Master Trust	849,646,481	805,832,208
Contribution receivables:		
Employer's	17,824,886	21,387,414
Participants'	2,002,202	1,985,096
Notes receivable due from participants	79,259,398	75,137,861
Total assets	948,732,967	904,342,579
Net assets reflecting all investments at fair value	948,732,967	904,342,579
Adjustment from fair value to contract value for interest in Food Lion, Inc. Master Trust, relating to fully benefit-responsive investment contracts	(17,295,336)	(12,502,519)
Net assets available for benefits	$ 931,437,631	$ 891,840,060

The accompanying notes are an integral part of these financial statements.

FOOD LION, LLC PROFIT-SHARING AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the fiscal years ended December 25, 2010 and December 26, 2009

	2010	2009
Additions:		
Additions in net assets attributed to:		
Contributions:		
Employer's	$ 31,195,298	$ 34,842,592
Participants'	20,953,077	19,009,652
Participants' rollovers	398,544	394,041
Total contributions	52,546,919	54,246,285
Plan interest in Food Lion, Inc. Master Trust investment income	58,679,342	130,902,298
Transfers from other plans	144,231	6,604
Total additions	111,370,492	185,155,187
Deductions:		
Deductions in net assets attributed to:		
Benefits paid to participants	70,628,165	49,297,243
Administrative expenses	898,916	775,802
Transfers to other plans	245,840	34,999
Total deductions	71,772,921	50,108,044
Net increase in net assets available for benefits	39,597,571	135,047,143
Net assets available for benefits:		
Beginning of year	891,840,060	756,792,917
End of year	$ 931,437,631	$ 891,840,060

The accompanying notes are an integral part of these financial statements.

FOOD LION, LLC PROFIT-SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the fiscal years ended December 25, 2010 and December 26, 2009

1. DESCRIPTION OF THE PLAN

The following description of the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is sponsored by Food Lion, LLC (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Plan Administrator is the Benefit Plan Committee of Delhaize America, Inc. and was appointed by the Board of Directors of the Company to control and manage the operations and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the profit-sharing portion of the Plan. The Plan also allows eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code ("IRC") Section 401(k). This provision of the Plan is referred to as the associates' savings portion of the Plan. To participate in the associate savings portion of the plan, a participant must also complete 1,000 hours of service and reach the age of 21.

Fiscal Year—The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Contributions—Each year, participants may contribute, on a pretax basis, up to 50 percent of their annual compensation, as defined in the Plan, to the associates' savings portion of the Plan, subject to certain IRC limitations. The Company makes a safe harbor matching contribution equal to 100 percent of associate savings contribution on the first 3 percent of base compensation and 50 percent of the associate savings contribution on the next 2 percent that a participant contributes to the Plan through salary-reduction contributions. Additionally, under IRC Section 401(k), the Company may make a discretionary retirement contribution up to 3 percent of compensation for each eligible participant. The Company may make an additional discretionary retirement contribution of up to 2 percent depending on the financial performance of the Company during the Plan year. For 2010 and 2009, such profit-sharing contributions were 2 percent of participants' eligible compensation and totaled $17,338,431 and $20,878,091, net of forfeitures. The contribution is generally paid in the first quarter of the following year. Minimum contributions and maximum additions are set forth in the Plan document, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Continued

1. DESCRIPTION OF THE PLAN, continued

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's match to participant's contributions, allocations of Company profit-sharing and discretionary contributions and Plan earnings, and charged with benefit payments and allocations of Plan losses and administrative expenses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust—The Plan's investment assets are primarily held in a Trust account at Merrill Lynch Bank and Trust Company, FSB (Merrill Lynch) (the "Custodian") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), established by Delhaize America, Inc, which is administered by Merrill Lynch (the "Trustee"). Use of the Master Trust permits the commingling of trust assets with the assets of the Profit-sharing and Retirement Plan of Kash n' Karry Food Stores, Inc., as well as the J.H. Harvey Company, LLC 401(k) Retirement Plan for investment and administrative purposes. Although assets of these plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net income or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, two common collective trusts, and the Delhaize Group American Depository Shares Fund as investment options for participants. In the event a participant fails to direct their investments 100%, any portion not properly directed shall be invested in the recommended fund indicated by the Merrill Lynch Advice Access System based on existing participant profile information and inputs from the participant.

The Delhaize Group American Depository Shares Fund invests primarily in Money Market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The Plan's two common collective trusts are the ML Equity Index Trust I (the Fund) and the INVESCO Stable Value Fund (Stable Value Fund). Investments in the Fund include equity securities, short-term securities and financial futures contracts.

Continued

1. DESCRIPTION OF THE PLAN, continued

Investments, **continued**—The Stable Value Fund is a separately managed account, which invests primarily in fully benefit-responsive guaranteed investment contracts. The crediting interest rates of the guaranteed investment contracts ranged from 3.78 to 4.76 percent and 3.78 to 5.10 percent at December 25, 2010 and December 26, 2009, respectively.

Vesting—Participants are vested immediately in their contributions to the associates' savings portion of the Plan and the Company's safe harbor matching contribution, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested in the Company's profit-sharing contribution after three years of service (five years of service for contributions for years ending prior to December 27, 2008, unless the participant was actively employed on December 27, 2008, in which case these contributions also become 100 percent vested after three years of service). Forfeited accounts of terminated participants may be used to reduce Company contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Notes receivables due from participants—Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000, or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Participants may have up to two loans outstanding at any time. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Forfeited Accounts—Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. Unallocated forfeiture balances as of December 25, 2010 and December 26, 2009 were $3,770,486 and $1,556,091, respectively. Forfeitures used to reduce employer-matching contributions made in 2010 and 2009 were $2,995,355 and $1,000,000, respectively.

Continued

1. DESCRIPTION OF THE PLAN, continued

Other—Employees of the Company may become eligible to participate in other defined contribution plans sponsored by other subsidiaries of Delhaize America, Inc. as a result of changes in employment between the subsidiaries. The resulting transfers of participant account balances to and from other plans have been reflected as such in the accompanying statement of changes in net assets available for benefits.

As of December 25, 2010 and December 26, 2009, transfers consisted of:

Transfers to Other Plans

	2010	2009
Kash n' Karry	$ 83,322	$ 14,253
J.H. Harvey	162,518	11,424
Hannaford	-	9,322
Total	$ 245,840	$ 34,999

Transfers from Other Plans

	2010	2009
Kash n' Karry	$ 18,607	$ 5,719
J.H. Harvey	45,933	885
Hannaford	79,691	-
Total	$ 144,231	$ 6,604

Continued

1. DESCRIPTION OF THE PLAN, continued

Amendments—For distributions made prior to the first Plan year beginning on or after January 1, 2010, a distribution to a non-spouse beneficiary shall not be subject to the direct rollover requirements, the notice requirements or the mandatory withholding requirements of the applicable sections of the IRC.

Effective January 1, 2010, to participate in the profit sharing portion of the Plan, a participant must be at least 21 years of age and complete one year of service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Stable Value Fund—The Plan follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) Topic 962, *Plan Accounting-Defined Contribution Pension Plans* (Topic 962). Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Food Lion, Inc. Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the master trust, as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.

Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, and fully benefit responsive contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable due from Participants—Participant loans shall be measured at their unpaid balance plus any accrued but unpaid interest.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Investment Valuation and Income Recognition— The Plan's investments are stated at fair value. The fair value of the plan's interest in the master trust is based on the specific interest that each Plan has in the underlying participant directed investment options.

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—All expenses incident to the administration of the Plan and the trust including but not limited to legal, accounting, and Trustee's fees are permitted to be paid by the Plan. The Trustee may reimburse the Company for any expense paid by the Company that would otherwise have been properly chargeable to the Plan.

Adoption of New Standards—In February 2010 FASB released ASU 2010-06, Topic 820, *Improving Disclosures about Fair Value Measurements*; this standard requires disclosures of:

- any transfers in and out of Levels 1 & 2
- present separate information about purchases, sales, issuances, and settlements on a gross basis in level 3 and provides clarification of exiting disclosures as follows:
    - requires the disclosure of fair value measurement disclosures for each class of assets and liabilities;
    - requires the disclosure of valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

This standard is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for interim and annual periods beginning after December 15, 2010. The Plan Administrator adopted this standard as of December 25, 2010.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

On September 16, 2010, FASB approved for issuance the FASB Accounting Standards Update ("ASU") 2010-25 on *Reporting Loans to Participants by Defined Contribution Pension Plans ("Topic 962")*, which is effective for plan years ending after December 15, 2010. The new standard requires that participant loans be classified as notes receivable for US GAAP purposes. FASB accelerated this project to allow Plans the option of early adoption for financial statements ending December 31, 2009. The Plan adopted this standard as of December 25, 2010. Accordingly, the statements of net assets available for benefits reports notes receivable due from participants.

Reclassifications—Certain 2009 balances have been reclassified to conform to the current year presentation. These changes had no impact on previously reported net assets.

3. STABLE VALUE FUND

Objectives of the Stable Value Fund—The key objectives of the Stable Value Fund ("Fund") are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts—To accomplish the objectives outlined above, the Fund invests primarily in investment wrapper contracts (also known as Synthetic Guaranteed Investment Contracts (GICs)). In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts—The key factors that influence future crediting rates for a wrapper contract include:

3. STABLE VALUE FUND, continued

Calculating the Interest Crediting Rate in Wrapper Contracts, continued—

- The level of market interest rates.
- The amount and timing of participant contributions, transfers, and withdrawals to and from the wrapper contract.
- The investment returns generated by the fixed income investments that support the wrapper contract.
- The duration of the underlying investments supporting the wrapper contract.

Wrapper contract interest crediting rates are typically reset on a monthly or quarterly basis. The wrapper contract values, as calculated by INVESCO as of December 25, 2010 and December 26, 2009 were $194,685 and $562,937, respectively. Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statement of Net Assets Available for Benefits as the "Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts." If the Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts is positive, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be applicable. If the Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participant's principal and accrued interest will be protected.

Continued

3. STABLE VALUE FUND, continued

Average Yields Earned—During 2010 and 2009, the average yield earned by the Master Trust for all fully benefit-responsive investment contracts was 2.006% and 5.595%, respectively. The average yield earned by the Master Trust for the fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants during 2010 and 2009, was 3.865% and 4.066%, respectively.

Events That Limit the Ability of the Fund to Transact at Contract Value—In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include: termination of the plan, a material adverse change to the provisions of the plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination—Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

4. FAIR VALUE MEASUREMENTS OF MASTER TRUST

In accordance with FASB ASC Topic 820 *Fair Value Measurements and Disclosures* (Topic 820), fair value is based upon one or more inputs, defined as assumptions that market participants would use in pricing an asset or liability. Fair value inputs are separated in a three tier hierarchy:

- Level One – observable, represents assets with unadjusted quoted market prices in active markets for identical assets.
- Level Two – other observable, quoted market prices for identical assets using industry standard models and based on prices other than quoted prices within level 1.
- Level Three – unobservable, reflect assets based on reporting entity's own assumptions and internally developed models or methodologies based on the best information available.

Continued

4. FAIR VALUE MEASUREMENTS OF MASTER TRUST, continued

The fair values of the investment securities in the Master Trust classified by level held at December 25, 2010 and December 26, 2009 are as follows:

2010

Fair Value Measurements at Reporting Date Using:

	Observable Inputs (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Investments				
Delhaize Group Depository Shares	50,186,632	-	-	50,186,632
Mutual Funds	435,999,982	-	-	435,999,982
Common Collective Trusts	-	491,642,861	-	491,642,861
Wrapper Contract	-	-	218,835	218,835
Total Investment	$ 486,186,614	$ 491,642,861	$ 218,835	$ 978,048,310
Plan's Interest in Master Trust as a percentage of total	87%			

Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)

	Wrapper Contract
December 26, 2009	$ 629,079
Realized gains/(losses)	-
Unrealized (losses)/gains relating to instruments still held at the reporting date	(410,244)
December 25, 2010	$ 218,835

Continued

4. FAIR VALUE MEASUREMENTS OF MASTER TRUST, continued

	2009 Fair Value Measurements at Reporting Date Using:			
	Observable Inputs (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Investments				
Delhaize Group Depository Shares	$ 54,658,709	$ -	$ -	$ 54,658,709
Mutual Funds	376,331,365	-	-	376,331,365
Common Collective Trusts	-	489,986,513	-	489,986,513
Wrapper Contract	-	-	629,079	629,079
Total Investment	$ 430,990,074	$ 489,986,513	$ 629,079	$ 921,605,666
Plan's Interest in Master Trust as a percentage of total	88%			

Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)

	Wrapper Contract
December 27, 2008	$ 870,199
Realized gains/(losses)	-
Unrealized (losses)/gains relating to instruments still held at the reporting date	(241,120)
December 26, 2009	$ 629,079

Continued

4. FAIR VALUE MEASUREMENTS OF MASTER TRUST, continued

The following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used as of December 25, 2010, the measurement date.

Mutual Funds—Shares of mutual funds are valued at the net asset value (NAV) of shares held at year-end.

Delhaize Group Depository Shares—Consist of money market investments and Delhaize Group ordinary shares, which are valued based on the closing price reported on the active market.

Common Collective Trusts:

> ***ML Equity Index Trust I***—Consists of equity securities, short-term investments and futures contracts. Equity securities are traded on stock exchanges on the NASDAQ Global Market and are valued at the last sale price or official close price on the exchange, as of the close of business or, lacking any sales, at the available bid price. Short-term investments (with a maturity of less than 60 days) are stated at amortized cost, which approximates fair value. Futures contracts are valued at the last sales price at the end of each day on the board of trade or exchange upon which they are traded.
>
> ***INVESCO Stable Value Fund***—Consists of Synthetic GICs, and the underlying investments are valued at quoted market prices. See Note 3.

Wrapper contracts—The fair value of the wrapper contract for the Synthetic GIC is based on the replacement cost methodology, which represents a formula that considers the key factors underlying the fixed income portfolio and wrapper contract fees.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FOOD LION, LLC PROFIT-SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 25, 2010 and December 26, 2009

5. INTEREST IN MASTER TRUST

The investments in the Master Trust at December 25, 2010 and December 26, 2009 are summarized as follows:

Investments:	2010		2009	
Mutual funds:				
American Century Large Company Value Fund	$ 93,403,949	*	$ 15,827,912	
American Europacific Growth	85,409,588	*	72,866,001	*
Goldman Sachs Small MID CAP Growth Fund	74,378,262	*	61,040,399	*
PIMCO Total Return Class	50,330,231	*	38,162,915	
MFS Total Return Fund Class A	46,666,840		50,984,732	*
American Growth Fund of America	44,333,148		28,131,784	
Alliance Bernstein Small	37,579,794		-	
Fund For Institutions (FFI) Treasury Fund	3,351,508		1,164,341	
Templeton Global Bond Fund	245,727		-	
T. Rowe Price International Discovery	219,164		-	
Vanguard International Value	81,771		-	
Columbia Value and Restructuring Fund	-		84,881,626	*
Royce Pennsylvania Mutual Fund	-		23,271,655	
Delhaize Group American Depository Shares Fund	50,186,632	*	54,658,709	*
Common collective trusts:				
INVESCO Stable Value Fund	450,852,281	*	449,764,671	*
ML Equity Index Trust I	40,790,580		40,221,842	
Wrapper Contracts	218,835		629,079	
Total investments	$ 978,048,310		$ 921,605,666	
Plan's interest in net assets of Master Trust	$ 849,646,481		$ 805,832,208	
Plan's interest in Master Trust as a percentage of the Total	87%		88%	

*Investments that represent 5% or more of net assets available for benefits.

The investment income of the Master Trust for the years ended December 25, 2010 and December 26, 2009 are summarized as follows:

	2010	2009
Dividend and interest income	$ 14,029,876	$ 12,725,830
Net appreciation/(depreciation) in fair value of investments:		
Common collective trust	20,261,363	14,818,704
Mutual funds	35,834,851	114,144,982
ADRs held by Delhaize Group American Depository Shares	(2,256,561)	9,996,821
Net appreciation in fair value of investments	53,839,653	138,960,507
Net investment gain income of Master Trust	$ 67,869,529	$ 151,686,337

Continued

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 25, 2010 and December 26, 2009, the Plan held 601,719 and 629,518 shares, respectively, of the Delhaize Group American Depository Shares Fund, with a cost basis of $46,053,751 and $40,215,881, respectively.

Certain plan investments are shares of mutual funds and a common collective trust managed by the Trustee; therefore, these qualify as party-in-interest transactions. For the fiscal years ended December 25, 2010 and December 26, 2009, party-in-interest transactions related to investments totaled $898,916 and $775,802, respectively.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 28, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to report information regarding its exposure to various tax positions taken by the Plan, as required by Topic 740. The Plan has determined whether any tax positions have met the recognition threshold and have measured the Plan's exposure to those tax positions. Management believes that the Plan has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Any interest or penalties assessed to the Plan are recorded in administrative expenses. No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements.

Continued

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments at fair value per the financial statements at December 25, 2010 and December 26, 2009 to Form 5500:

	2010	2009
Net assets available for benefits per financial statements	$ 931,437,631	$ 891,840,060
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	17,295,336	12,502,519
Net assets per Form 5500 Schedule of Assets (Held at End of Year)	$ 948,732,967	$ 904,342,579

10. SUBSEQUENT EVENT

The Plan evaluated its December 25, 2010 financial statements for subsequent events through June 23, 2011, the date the financial statements were issued. With the exception of the following, the Plan is not aware of any subsequent events which would require recognition or disclosure in the accompanying financial statements.

Effective January 1, 2011, the employees of the following companies are eligible to participate in the Plan: Risk Management Services, Inc.; Delhaize America Shared Services Group, LLC; Bottom Dollar Food Holding, LLC; Bottom Dollar Food Southeast, LLC; Bottom Dollar Food Northeast, LLC; Delhaize America Distribution, LLC; Delhaize America Transportation, LLC; Delhaize America Supply Chain Services, LLC; Commonwealth Food Lion, Inc. (and their successors); and any other business enterprise that is authorized by the Company.

Concluded

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

FOOD LION, LLC PROFIT-SHARING AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

As of December 25, 2010

EIN # 56 – 0660192

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (maturing 2011 to 2020 at interest rates of 4.25% to 11.50%)	**	$ 79,259,398

* Permitted party-in-interest

** Cost information is not required for participant-directed investments and, therefore, is not included.

See notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plan Committee authorized by the Board of Managers of Delhaize America, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC

Date: June 23, 2011

By: 

Name: Alan Cardinal
Title: Member of Delhaize America Benefit Plans Fiduciary Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Milligan and Company, LLC


MILLIGAN
& COMPANY, PLLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges, Inspiring Confidence. SM

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-64638 of Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize) on Form S-8 of the Profit-Sharing and Retirement Plan of Food Lion, LLC of our report dated June 23, 2011, with respect to the statements of net assets available for benefits of the Profit-Sharing and Retirement Plan of Food Lion, LLC as of December 25, 2010 and December 26, 2009, the related statements of changes in net assets available for benefits for the years ended, and the related supplemental schedule of Schedule H, Line 4i-Schedule of Assets (Held at end of Year) as of December 25, 2010, which report appears in the December 25, 2010 Annual Report on Form 11-K of the Profit-Sharing and Retirement Plan of Food Lion, LLC.

Milligan and Company PLLC

Raleigh, NC
June 23, 2011

120 Penmarc Drive, Suite 118, Raleigh, NC 27603 - p: 800-540-9114

Pennsylvania p: 215-496-9100 - New Jersey p: 856-964-0049 - Maryland p: 410-732-4626 Washington, DC p: 202-223-5550